Exhibit 99.1

Audited Combined Carve-Out Financial Statements of the Auriga Business as of and for the years ended December 31, 2013, and 2012

Index to Combined Carve-out Financial Statements of the Auriga Business

Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	2

Combined Carve-out Statements of Operations for the years ended December 31, 2013 and 2012	3

Combined Carve-out Balance Sheets as of December 31, 2013 and 2012	4

Combined Carve-out Statements of Cash Flows for the years ended December 31, 2013 and 2012	5

Combined Carve-out Statements of Changes in Owner’s Equity for the years ended December 31, 2013 and 2012	6

Notes to Combined Carve-out Financial Statements	7

Independent Auditor’s Report

To the Board of Directors of Seadrill Partners LLC

We have audited the accompanying combined carve-out financial statements of the Auriga Business as described in Note 1, which comprise the combined carve-out balance sheets as of December 31, 2013 and 2012, and the related combined carve-out statements of operations, of changes in owner’s equity and of cash flows for the years then ended.

Management’s Responsibility for the Combined Carve-out Financial Statements

Management is responsible for the preparation and fair presentation of the combined carve-out financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the combined carve-out financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the combined carve-out financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined carve-out financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined carve-out financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined carve-out financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to Seadrill Partners LLC’s (the “Company”) preparation and fair presentation of the combined carve-out financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined carve-out financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined carve-out financial statements referred to above present fairly, in all material respects, the financial position of the Auriga Business at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Uxbridge, United Kingdom

May 23, 2014

AURIGA BUSINESS

COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

for the years ended December 31, 2013 and 2012

(In $ millions)

	2013	2012
Operating revenues
Contract revenues	$31.7	$—
Reimbursable revenues	0.1	—

Total operating revenues	31.8	—

Operating expenses
Vessel and rig operating expenses	14.5	1.9
Reimbursable expenses	0.1	—
Depreciation and amortization	4.4	—
General and administrative expenses	9.4	4.2

Total operating expenses	28.4	6.1

Net operating income/ (loss)	3.4	(6.1)

Financial items
Interest income	0.6	—
Interest expense	(12.1)	—
Unrealized gain on derivative financial instruments	7.6	—
Currency exchange loss	(0.1)	(0.1)

Total financial items	(4.0)	(0.1)

Loss before income taxes	(0.6)	(6.2)
Income taxes	(2.3)	—

Net loss	$(2.9)	$(6.2)

A Statement of Other Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.

See accompanying notes that are an integral part of these Combined Carve-out Financial Statements.

AURIGA BUSINESS

COMBINED CARVE-OUT BALANCE SHEETS

as of December 31, 2013 and 2012

(In $ millions)

	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$8.5	$—
Accounts receivables	30.9	—
Mobilization revenue receivable – short term	10.1	—
Deferred charges – short-term	0.8	—
Other current assets	0.7	0.4

Total current assets	51.0	0.4
Non-current assets:
Newbuildings	—	194.0
Drilling units	742.7	—
Mobilization revenue receivable – long term	59.0	—
Deferred charges – long-term	7.6	—

Total non-current assets	809.3	194.0

Total assets	$860.3	$194.4

LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$40.3	$—
Trade accounts payable and accruals	23.2	4.8
Deferred mobilization revenue – short-term	11.8	—
Other current liabilities	3.5	—

Total current liabilities	78.8	4.8
Non-current liabilities:
Long-term debt	412.8	—
Deferred mobilization revenue – long-term	69.0	—

Total non-current liabilities	481.8	—

Equity
Owners’ equity	299.7	189.6

Total equity	299.7	189.6

Total liabilities and equity	$860.3	$194.4

See accompanying notes that are an integral part of these Combined Carve-out Financial Statements.

AURIGA BUSINESS

COMBINED CARVE-OUT STATEMENT OF CASH FLOWS

for the years ended December 31, 2013 and 2012

(In $ millions)

	2013	2012
Cash Flows from Operating Activities
Net loss	$(2.9)	$(6.2)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4.4	—
Amortization of deferred charges	0.6	—
Amortization of mobilization revenue	(2.0)	—
Unrealized gain related to derivative financial instruments	(7.6)	—
Changes in operating assets and liabilities
Deferred mobilization revenue	12.0	—
Trade accounts receivable	(29.2)	—
Trade accounts payable and accruals	10.9	4.8
Other current assets	(0.3)	(0.4)
Other current liabilities	1.7	—

Net cash used in operating activities	(12.4)	(2.0)

Cash Flows from Investing Activities

Additions to drilling units	(35.0)	—
Additions to newbuildings	(508.9)	(56.9)

Net cash used in investing activities	(543.9)	(56.9)

Cash Flows from Financing Activities
Proceeds from debt	483.3	—
Repayments of debt	(30.2)	—
Loan fees paid	(9.0)	—
Changes in owners’ equity	120.7	58.8

Net cash provided by financing activities	564.8	58.8

Net increase/(decrease) in cash and cash equivalents	8.5	(0.1)
Cash and cash equivalents at beginning of the year	0.0	0.1

Cash and cash equivalents at the end of the year	$8.5	$0.0

Supplementary disclosure of cash flow information
Interest paid net of capitalized interest	0.2	—

Non-cash additions to drilling units	9.2	—

See accompanying notes that are an integral part of these Combined Carve-out Financial Statements.

AURIGA BUSINESS

COMBINED CARVE-OUT STATEMENTS OF CHANGES IN

OWNER’S EQUITY

for the years ended December 31, 2013 and 2012

(In $ millions)

Owner’s equity
Combined balance as at December 31, 2011	$0.7
Combined carve-out net loss for the year	(6.2)
Movement in owner’s equity during the year	195.1

Combined balance as at December 31, 2012	$189.6

Combined carve-out net loss for the year	(2.9)
Movement in owner’s equity during the year	113.0

Combined balance as at December 31, 2013	$299.7

See accompanying notes that are an integral part of these Combined Carve-out Financial Statements.

AURIGA BUSINESS

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note 1 – General information

Background

Seadrill Limited (“Seadrill”) is a Bermuda company publicly listed in the United States of America, specializing in the acquisition, building, ownership, operation and chartering of offshore drilling units for shallow and deepwater areas, as well as benign and harsh environments.

On October 29, 2013, the West Auriga drillship entered into operations for BP in the US Gulf of Mexico on a seven-year contract. The contract includes an option to extend for a further one year. This was the first contract for the West Auriga subsequent to the completion of rig construction in 2013.

The legal entities that own and operate West Auriga (see Note 3) are collectively known as the “Auriga Business”. These entities and related activity have been carved out of Seadrill and subsequently acquired by Seadrill’s 49%-owned affiliate, Seadrill Capricorn Holdings LLC (see Note 15).

Basis of preparation and presentation

The financial statements are presented in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The amounts are presented in United States dollars (US dollars) rounded to the nearest hundred thousand, unless otherwise stated.

The Auriga Business’ Combined Carve-out Financial statements had negative working capital at December 31, 2013 and 2012. This is due to the historic financial positions of the Auriga Business which was a newbuild prior to commencing drilling operations, historic interaction between the Auriga Business and Seadrill, and the accounting treatment described below. A discussion of the relationship with Seadrill, including a description of the costs that have been allocated to the Auriga Business, is included in Note 12 “Related Party Transactions.”

The accounting policies set out below have been applied consistently to all periods in these Combined Carve-out Financial statements, unless otherwise noted.

Basis of preparation

The Auriga Business’ Combined Carve-out Financial Statements have been prepared on a “carve-out” basis for the years ended December 31, 2013 and 2012, from the accounting records of Seadrill using historical results of operations, assets and liabilities attributable to the Auriga Business, including allocation of expenses from Seadrill. Management believes the assumptions and allocations of the carve-out period have been determined on a basis that is a reasonable reflection of the utilization of services provided to, or the benefit received by, the Auriga Business during the periods presented. The actual basis of allocation for each item is described below.

The Auriga Business’ Combined Carve-out Financial Statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the Auriga Business’ rig-owning and operating subsidiaries, plus the following items which have been assigned or allocated as set forth below:

•	The Auriga Business has benefited from Seadrill’s general corporate debt. As the use of this debt was for general corporate purposes within the Seadrill corporate group, a proportion of the interest cost of this debt has been included in the Auriga Business’ Combined Carve-out Financial Statements for the periods presented, based upon the relative fair value of the West Auriga at each period-end in proportion to the fair value of Seadrill’s operating drilling units (including the West Auriga).

•	A portion of Seadrill’s mark-to-market adjustments for interest rate swap derivatives have been allocated to the Auriga Business’ Combined Carve-out Statement of Operations on the basis of the Auriga Business’ proportion of Seadrill’s floating rate debt.

•	Rig operating expenses, which include rig management fees for the provision of technical and commercial management of rigs, that cannot be attributed to specific drilling units have been allocated to the Auriga Business based on intercompany charges from Seadrill.

•	Administrative expenses, which include stock-based compensation costs of Seadrill that cannot be attributed to specific drilling units, and for which the Auriga Business is deemed to have received the benefit of, have been allocated to the Auriga Business based on intercompany charges from Seadrill.

In accordance with the convention for carve-out financial statements, amounts due to and due from the Auriga Business to other Seadrill entities are recognized within owners’ equity in the Auriga Business’ Combined Carve-out Financial Statements as Seadrill will not require repayment.

The financial position, results of operations and cash flows of the Auriga Business may differ from those that would have been achieved had the Auriga Business operated autonomously as a publicly traded entity for all years presented, as the Auriga Business may have had, for example, additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a publicly traded entity.

Note 2 – Accounting policies

Use of estimates

Preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contract revenue

A substantial majority of the Auriga Business’ revenues are derived from dayrate based drilling contract which includes fees for mobilization and demobilization. Dayrate base revenues are recognized ratably over the contract period when services are rendered.

In connection with drilling contracts, the Auriga Business may receive fees for capital additions and upgrades prior to commencement of drilling services. These up-front fees are recognized as revenue over the original contract term, excluding option periods.

In some cases, the Auriga Business may receive dayrate based fees from customers for demobilization upon completion of a drilling contract. Non-contingent demobilization fees are recognized as revenue over the original contract term, excluding any extension option periods not exercised by customers. Contingent demobilization fees are recognized as earned upon completion of the drilling contract.

Fees received from customers under drilling contracts for capital upgrades are deferred and recognized over the remaining contract term, excluding any extension option periods not exercised.

Reimbursable revenue and expenses

Reimbursements received for the purchases of supplies, personnel services and other services provided on behalf of and at the request of customers in accordance with a contract or agreement are recorded as revenue. The related costs are recorded as reimbursable expenses in the same period.

Mobilization and demobilization expenses

Demobilization costs are costs related to the transfer of a vessel or drilling unit to a safe harbor or different geographic area and are expensed as incurred.

Mobilization costs incurred as part of a contract are capitalized and recognized as expense over the contract term, excluding any extension periods not exercised by customers. The costs of relocating drilling units that are not under contract are expensed as incurred.

Vessel and rig operating expenses

Vessel and rig operating expenses are costs associated with operating a drilling unit that is either in operation or stacked, and include the remuneration of offshore crews and related costs, rig supplies, insurance costs, expenses for repairs and maintenance as well as costs related to onshore personnel in various locations where the units are operated and are expensed as incurred.

Repairs, maintenance and periodic surveys

Costs related to periodic overhauls of drilling units are capitalized under drilling units and amortized over the anticipated period between overhauls, which is generally five years. Related costs are primarily yard costs and the cost of employees directly involved in the work. Amortization costs for periodic overhauls are included in depreciation and amortization expense. Costs for other repair and maintenance activities are included in vessel and rig operating expenses and are expensed as incurred.

Foreign currencies

The Auriga Business and all of its entities use US dollars as their functional currency because the majority of their revenues and expenses are denominated in US dollars. Accordingly, the Auriga Business’ reporting currency is also US dollars.

Transactions in foreign currencies during a period are translated into US dollars at the rates of exchange in effect at the date of the transaction. Foreign currency assets and liabilities are translated using rates of exchange at the balance sheet date. Gains and losses on foreign currency transactions are included in the Combined Carve-out Statements of Operations.

Current and non-current classification

Receivables and liabilities are classified as current assets and liabilities respectively, if their maturity is within one year of the balance sheet date. Otherwise, they are classified as non-current assets and liabilities.

Cash and cash equivalents

Cash and cash equivalents consist of cash, bank deposits and highly liquid financial instruments with original maturities of three months or less.

Receivables

Receivables, including accounts receivable, are recorded in the balance sheet at their nominal amount less an allowance for doubtful accounts. The Auriga Business establishes reserves for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these reserves, the Auriga Business considers the financial condition of the customer as well as specific circumstances related to the receivable such as customer disputes. Receivable amounts determined as being unrecoverable are written off.

Drilling units

Rigs, vessels and equipment are recorded at historical cost less accumulated depreciation. The cost of these assets, less estimated residual value is depreciated on a straight-line basis over their estimated remaining economic useful lives. The estimated economic useful life of the West Auriga when new, was 30 years.

Significant investments are capitalized and depreciated in accordance with the nature of the investment. Significant investments that are deemed to increase an asset’s value for its remaining useful life are capitalized and depreciated over the remaining life of the asset.

Impairment of long-lived assets

The carrying value of long-lived assets that are held and used by the Auriga Business are reviewed for impairment whenever certain trigger events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. The Auriga Business assesses recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposition. If the undiscounted future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

Derivative financial instruments and hedging activities

Net income includes an allocation of Seadrill’s derivative gains and losses related to mark-to-market adjustments on floating-to-fixed interest swaps. The allocation is based on the Auriga Business’ proportion of floating interest rate debt. These derivatives do not qualify for hedge accounting.

Income taxes

Income taxes, as presented, are calculated on an “as if” separate tax return basis. Seadrill’s global tax model has been developed based on its entire business. Accordingly, the tax results are not necessarily reflective of the results that the Auriga Business would have generated on a stand-alone basis. Income tax expense is based on reported income or loss before income taxes.

Significant judgment is involved in determining the provision for income taxes. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. The Auriga Business recognizes tax liabilities based on its assessment of whether its tax positions are more likely than not sustainable, based on the technical merits and considerations of the relevant taxing authority’s widely understood administrative practices and precedence.

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules. Deferred tax assets and liabilities are based on temporary differences that arise between carrying values used for financial reporting purposes and amounts used for taxation purposes of assets and liabilities and the future tax benefits of tax loss carry forwards. A deferred tax asset is recognized only to the extent that it is more likely than not that future taxable profits will be available against which the asset can be utilized. The amount of deferred tax provided is based upon the expected manner of settlement of the carrying amount of assets and liabilities, using tax rates enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted.

Deferred charges

Loan related costs, including debt arrangement fees and legal expenses, are capitalized and amortized over the term of the related loan and are included in interest expense.

Provisions

A provision is recognized in the balance sheet when the Auriga Business has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence.

Recently adopted accounting standards

Accounting Standards Update (“ASU”) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities – Effective January 1, 2013, the Auriga Business adopted the accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments. The update requires disclosures to present both gross information and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement. The update is effective for interim and annual periods beginning on or after January 1, 2013. The adoption did not have an effect on the Combined Carve-out Financial Statements.

Recently issued accounting standards

Balance sheet – Effective January 1, 2014, the Auriga Business will adopt the accounting standards update that expands on the recognition, measurement and disclosure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations addressed within existing guidance in US GAAP. The update requires measurement of the obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the entity agreed to pay on the basis of its arrangement and any additional amount expected to be paid on behalf of co-obligors. The update also requires an entity to disclose the nature, amount and other information of the obligation. The update is effective for interim and annual periods beginning on or after December 15, 2013. Adoption of this standard is not expected to have a material effect on the Combined Carve-out Financial Statements.

Note 3 – Entities included in the Auriga Business

The following table lists the entities included in the Combined Carve-out Financial Statements of the Auriga Business, as well as their purpose, as of December 31, 2013:

Name of the Company	Jurisdiction of Incorporation	Principal Activities
Seadrill Auriga Hungary Kft	Hungary	Rig owner
Seadrill Gulf Operations Auriga LLC	US	Operating company

In addition to the entities listed above, the Combined Carve-out Financial Statements include allocations and charges from other Seadrill subsidiaries from which the Auriga Business is deemed to have received benefit.

Note 4 – Taxation

The following table summarizes, by jurisdiction, the components of the provision for income taxes for the years ended December 31, 2013 and 2012:

	Years ended December 31,
(In $ millions)	2013	2012
Current tax expense:
Hungary	$0.6	$—
United States	1.7	—

Total income tax expense	$2.3	$—

Operating income generated by the West Auriga, excluding carve-out intercompany expense allocations, is allocated amongst the Hungarian rig owning entity and the United States rig operating entity based on established transfer pricing rates and intercompany agreements.

Note 5 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. There was no allowance for doubtful accounts receivables at December 31, 2013 and 2012.

Note 6 – Other current assets

Other current assets include:

(In $ millions)	December 31, 2013	December 31, 2012

Prepaid expenses	$0.5	$—
Other	0.2	0.4

Total other current assets	$0.7	$0.4

Note 7 – Newbuildings

(In $ millions)	December 31, 2013	December 31, 2012

Opening balance	$194.0	$137.2
Additions	495.2	50.5
Capitalized interest and loan related costs	13.7	6.3
Re-classified as drilling units	(702.9)	0.0

Closing balance	$—	$194.0

Note 8 – Drilling units

(In $ millions)	December 31, 2013	December 31, 2012

Cost	$—	$—
Re-classified from newbuildings	702.9	—
Additions	44.2	—
Accumulated depreciation	(4.4)	—

Net book value	$742.7	$—

Note 9 – Long-term debt

As of December 31, 2013 and 2012, Seadrill Auriga Hungary Kft had the following amounts outstanding under the $1,450 million secured credit facility related to the West Auriga:

(In $ millions)	2013	2012
Credit facilities
$1,450 credit facility	$453.1	$—
Less: current portion	40.3	—

Long-term portion of interest bearing debt	$412.8	$—

The outstanding debt as of December 31, 2013 is repayable as follows:

(In $ millions)	Year ending December 31
2014	$40.3
2015	40.3
2016	40.3
2017	40.3
2018 and thereafter	291.9

Total debt	$453.1

$1,450 million secured credit facility

In March 2013, the rig owning entities of the West Auriga, West Vela and the West Tellus entered into a $1,450 million senior secured loan facility with a syndicate of banks and export credit facility agents, to fund the acquisition of the three drillships, which have been pledged as collateral. The facility is available in three equal tranches of $483.3 million relating to the three drillships. The loan facility matures in 2018 and bears interest at LIBOR plus a margin of 1.2% to 3%. The loan facility is guaranteed by Seadrill Ltd.

Covenants on loans and bonds

In addition to the collateral provided to lenders in the form of pledged assets, the Auriga Business’ bank loan agreements generally contain financial covenants, the primary covenants being as follows:

•	Aggregated minimum liquidity requirement for the Seadrill group: to maintain cash and cash equivalents of at least $150 million within the group.

•	Leverage ratio: Seadrill group to maintain a ratio of net debt to EBITDA no greater than 4.5:1. Net debt is calculated as all interest bearing debt less cash and cash equivalents excluding minimum liquidity requirements.

•	Interest coverage ratio: Seadrill group to maintain an EBITDA to interest expense ratio of at least 2.5:1.

•	Current ratio: Seadrill group to maintain current assets to current liabilities ratio of at least 1:1. Current assets are defined as book value less minimum liquidity, but including up to 20.0% of shares in listed companies owned 20.0% or more. Current liabilities are defined as book value less the current portion of long term debt obligations.

•	Equity to asset ratio: Seadrill group to maintain total equity to total assets ratio of at least 30.0%. Both equity and total assets are adjusted for the difference between book and market values of drilling units.

•	Debt service coverage ratio: Seadrill Auriga Ltd to maintain debt service coverage ratio of at least 1.15:1. Debt service coverage ratio is calculated as the ratio of EBITDA of Seadrill Auriga Ltd to debt services (being all finance charges and principal) for the previous period of 12 months. Testing of the Debt Service Cover Ratio shall be made first time 18 months after the delivery of the West Auriga.

For the purposes of the above tests, EBITDA is defined as the earnings before interest, taxes, depreciation and amortization on a consolidated basis for the previous period of twelve month period as such term is defined in accordance with accounting principles consistently applied.

In addition to financial covenants, our credit facility agreement contain covenants which are customary in secured financing in this industry, including operational covenants in relation to the relevant rigs, information undertakings and covenants in relation to corporate existence and conduct of our business.

Seadrill and Seadrill Auriga Ltd were in compliance with all the financial loan covenants as of December 31, 2013.

Note 10 – Trade accounts payable and accruals

Trade accounts payable and accruals of $23.2 million (2012: $4.8 million) primarily consist of accruals of $22.3 million as of December 31, 2013 (2012: $1.5 million). Of these accruals, $9.2 million relates to additions to drilling units (2012: nil).

Note 11 – Other current liabilities

Other current liabilities are comprised of the following:

(In $ millions)	December 31, 2013	December 31, 2012
Taxes payable	$2.3	$—
Accrued interest	1.2	—

Total other current liabilities	$3.5	$—

Note 12 – Related party transactions

Invoiced charges

As described in Note 1, Seadrill charges the Auriga Business, for the provision of technical and commercial management of the drilling units, as well as a share of its general and administrative costs. Amounts charged to the Auriga Business for the years ended December 31, 2013 and 2012 were $13.3 million and $4.4 million, respectively, which include amounts related to the following:

•	$10.9 million and $4.4 million for the years ended December 31, 2013, and 2012, respectively, from the Seadrill corporate head offices in the United Kingdom and Dubai, as well as the regional office in Houston, related to personnel costs, office rent and other administrative costs.

•	The West Auriga was insured by Seadrill from the time of delivery in May 2013. Insurance policies for the Auriga Business were entered into by a Seadrill Group company. Insurance premiums charged to the Auriga Business related to the West Auriga were $2.4 million and nil for the years ended December 31, 2013 and December 31, 2012 respectively.

Allocated costs

As described in Note 1, the Auriga Business Combined Carve-out Financial Statements include certain allocations. Amounts allocated to the statement of operations for the years ended December 31, 2013 and 2012 were:

(In $ millions)	December 31, 2013	December 31, 2012
Derivatives (gains) and losses	$(7.6)	$—
Interest expense on general purpose debt	0.5	—

Total allocated costs and expenses / (income)	$(7.1)	$—

Note 13 – Risk management and financial instruments

The Auriga Business is exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. The Auriga Business may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Interest rate risk

The Auriga Business’ exposure to interest rate risk relates mainly to its floating interest rate debt. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Auriga Business’ objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. The extent to which the Auriga Business utilizes interest rate swaps derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

Interest rate swap agreements

For the year ended December 31, 2013, the Auriga Business was allocated a proportion of Seadrill’s gain on interest rate swaps, based on its share of floating interest rate debt and, therefore, no positions are recorded as at December 31, 2013.

Details of Seadrill’s interest rate swaps

The extent to which Seadrill utilizes interest rate swaps to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates. At December 31, 2013 and 2012, Seadrill had interest rate swap agreements with an outstanding principal of $9,776 million and $6,148 million. These agreements do not qualify for hedge accounting, and accordingly the Auriga Business’ share of any changes in the fair values of the swap agreements are included in the Auriga Business’ Combined Carve-out Statement of Operations under ‘Unrealized gain on derivative financial instruments.” Seadrill’s combined total fair value of the interest rate swaps outstanding as of December 31, 2013 and 2012, amounted to a liability in Seadrill’s financial statements of $89 million and $384 million, respectively. The fair value of the interest rate swaps are classified as other current liabilities in Seadrill’s balance sheet as of December 31, 2013.

Concentration of credit risk

The Auriga Business has financial assets which expose the Auriga Business to credit risk arising from possible default by a counterparty. The Auriga Business considers the counterparties to be creditworthy and does not expect any significant loss to result from non-performance by such counterparties. The Auriga Business in the normal course of business does not demand collateral from its counterparties.

Fair values

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. This debt is not freely tradable and cannot be purchased by the Auriga Business at prices other than the outstanding balance plus accrued interest. We have categorized it at level 2 on the fair value measurement hierarchy.

The Auriga Business does not have any financial instruments that are measured at fair value on a recurring basis.

	Fair value measurements at reporting date using
(In $ millions)	Fair value December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$8.5	$8.5	$—	$—
Current portion of long-term debt	40.3	—	40.3	—
Long-term portion of floating rate debt	412.8	—	412.8	—

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Auriga Business has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Auriga Business’ assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Retained risk

a) Physical damage insurance

Seadrill has purchased hull and machinery insurance to cover for physical damage to its drilling units and those of the Auriga Business and charges the Auriga Business for the associated cost for the West Auriga.

The Auriga Business retains the risk for the deductibles relating to physical damage insurance on the West Auriga. The deductible is currently a maximum of $5.0 million per occurrence.

b) Loss of hire insurance

Seadrill purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling units, where such damage is covered under the Seadrill’s physical damage insurance, and charges the Auriga Business for the cost related to the West Auriga.

The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which the Auriga Business is compensated for loss of revenue are limited to 290 days. The Auriga Business retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy.

(c) Protection and indemnity insurance

Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims of up to $760 million per event and in the aggregate for the West Auriga.

Concentration of risk

There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Citibank Group and Danske Bank A/S. The Auriga Business considers these risks to be remote.

In the year ended December 31, 2013, all of the Auriga Business’ contract revenues were received from subsidiaries of BP Plc. The West Auriga did not commence operations until October 29, 2013. The counterparty risk associated with BP Plc is considered to be remote.

Note 14 – Commitments and contingencies

Legal proceedings

At December 31, 2013, the Auriga Business was not party to any litigation.

Pledged assets

The book value of assets pledged under mortgage at December 31, 2013 and 2012 was $742.7 million and nil, respectively.

Purchase commitments

At December 31, 2013 and 2012, the Auriga Business had contractual commitments related to office rental of $1.1 million and nil, respectively.

Note 15 – Subsequent events

The Auriga Business has performed an evaluation of subsequent events through May 23, 2014, which is the date the financial information was issued.

On March 21, 2014, Seadrill Capricorn Holdings LLC, a company 51% owned by Seadrill Partners LLC and 49% owned by Seadrill, acquired the companies that own and operate the West Auriga from Seadrill. The purchase price of the acquisition was $1.24 billion, less $443.1 million outstanding under the $1,450 million credit facility related to the West Auriga described in Note 9.